J. P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, NY 10179

September 29, 2015

Re:	NOVOCURE LIMITED (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-206681)

Request for Acceleration of Effective Date

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several Underwriters, wish to advise you that approximately 3,600 copies of the Preliminary Prospectus issued September 21, 2015 and included in the Registration Statement on Form S-1, as filed on August 31, 2015 and as amended, were distributed during the period from September 21, 2015 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of the Registrant for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. New York Time on October 1, 2015, or as soon thereafter as practicable.

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Very truly yours,

J. P. Morgan Securities LLC Acting on behalf of themselves and the several Underwriters
By:	J. P. MORGAN SECURITIES LLC

By:	/s/ David Ke
	Name:	David Ke
	Title:	Vice President

[Signature Page to Acceleration Request]